Exhibit 99.3

EXECUTION VERSION

technology and BUSINESS development AGREEMENT

THIS AGREEMENT is made December 21st, 2018

BETWEEN:

THE HYDROGEN COMPANY, a corporation existing under the laws of France,

(“H2C”),

- and -

HYDROGENICS CORPORATION, a corporation existing under the laws of Canada,

(“Hygs”)

WHEREAS Hygs and H2C desire to pursue technology and market development objectives together.

AND WHEREAS Hygs is expected to lead the technology aspects of these objectives, with support from H2C.

AND WHEREAS H2C and/or its Affiliates are expected to lead the market development aspects of these objectives, with support from Hygs.

AND WHEREAS each Party is expected, in any event, to pursue these objectives on its own initiative.

THEREFORE, the Parties agree as follows:

Article 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

Whenever used in this Agreement, the following words and terms have the meanings set out below:

“Affiliate” of a specified Person means any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the specified Person. As used in this definition, “control”, “controlled by” and “under common control with” means possession, directly or indirectly, or the power to direct or cause the direction of the management or the policies of such Person (whether through ownership of securities or other partnership or ownership interests, by contract or otherwise); provided that in any event, any Person which owns directly, indirectly or beneficially 50% or more of the securities having voting power for the election of directors or other governing body of a corporation or 50% or more of the partnership interests or other ownership interests of any other Person shall be deemed to control such Person;

“Agreement” means this Technology and Business Development Agreement, and all amendments or restatements, as permitted, and references to “Article” or “Section” mean the specified Article or Section of this Agreement;

“Applicable Laws” means, in relation to any entity, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives, published guidelines, standards, codes of practice and orders of, and the terms of all judgments, orders, awards and decrees issued by, any Governmental Entity by which such entity is bound or having application to the transaction or event in question;

“Balance of Plant” means the portion of an electrolyzer system, other than the Stack and Balance of Stack, which is otherwise necessary to make an electrolyzer system function in industrial conditions;

“Balance of Stack” means the portion of an electrolyzer system comprising the megavolt transformer, rectifier, de-ionized water circuit, and including all associated controls and software;

“BoP Specifications” has the meaning given in Section 3.5(a);

“BoP Equipment” has the meaning given in Section 3.5(a);

“business day” means any day, other than a Saturday, a Sunday and a statutory holiday in Toronto or Paris, France;

“Confidential Information” means any business or technical information that is disclosed by one Party or any of its agents and representatives (the “disclosing Party”) to the other Party or any of its agents and representatives (the “receiving Party”) pursuant to this Agreement. Confidential Information shall include any and all technical and business information, whether written, oral or graphic, including financial plans and records, marketing plans, business strategies and relationships with third parties, client lists, present and proposed products, trade secrets, information regarding customers and suppliers, employees, agents and representatives;

“Confidentiality Agreement” means the confidentiality agreement between the Parties dated October 31, 2018;

“Coordinating Committee” means the project team represented by two members of each Party in charge of the supervision and coordination of all Development Activities and all obligations assumed by the Parties under this Agreement;

“Coordinator” and “Coordinators” respectfully means individually and collectively, the member of the Coordinating Committee appointed by each Party in charge of the supervision and coordination of all Development Activities and all obligations assumed by the Parties under this Agreement;

“Development Activities” has the meaning given in Section 2.1;

“Developed Intellectual Property” has the meaning given in Section 6.2(a);

“Effective Date” means December 21st, 2018;

“Electrolyzer Specifications” has the meaning given in Section 3.4(a);

“Governmental Entity” means (a) any supranational, multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, office, Crown corporation, commission, commissioner, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing, or (c) any quasi-governmental or private body, including any tribunal, commission, stock exchange, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“H2C” has the meaning given in the preamble to this Agreement;

“H2C Background and Sideground Intellectual Property” has the meaning given in Section 6.1(b);

“Hygs” has the meaning given in the preamble to this Agreement;

“Hygs Background and Sideground Intellectual Property” has the meaning given in Section 6.1(a);

“Indemnified Parties” has the meaning given in Section 6.3(a);

“Indemnifying Party” has the meaning given in Section 6.3(a);

“Intellectual Property” means (a) any and all proprietary rights provided under: (i) patent law; (ii) copyright law (including moral rights); (iii) trade-mark law; (iv) design patent or industrial design law; (v) semi-conductor chip law; or (vi) any other statutory provision or common law principle, including trade secret law, which may provide a right in either hardware, software, documentation, ideas, inventions, product formulations, formulae, algorithms, concepts, inventions, domain names, business names, trade names, trading styles, trademarks, copyrights, patents, industrial designs, processes or know-how generally, or the expression or use of such hardware, software, documentation, ideas, formulae, algorithms, concepts, inventions, processes or know-how; (b) any and all applications, registrations, licenses, sub-licenses, franchises, agreements or any other evidence of a right in any of the foregoing; and (c) all licenses and waivers and benefits of waivers of the rights set out in (a) and (b) and all rights to damages and profits by reason of the infringement of any of the rights set out in (a) and (b);

“Joint Development Agreement” has the meaning given in Section 6.1(a);

“Jointly Developed Intellectual Property” means Developed Intellectual Property which is conceived, discovered, invented or first reduced to practice pursuant to, in the course of the conduct of, or resulting from the performance of, a Joint Development Agreement;

“Members” has the meaning given in Section 4.2;

“Parties” means H2C and Hygs; and “Party” means any one of them;

“Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a Governmental Entity, and including any successor, by merger or otherwise, of any of the foregoing;

“Solution” has the meaning given in Section 2.1;

“Stack” means the portion of an electrolyzer system comprising a set of polarized plates and membranes in which the splitting of water between oxygen and hydrogen occurs under electrical current, and including all associated controls and software;

“Stack/BoS Equipment” has the meaning given in Section 3.4(a);

“TCO Methodology” has the meaning given in Section 4.3;

“Technology Work Plan” has the meaning given in Section 3.1(b);

“Term” has the meaning given in Section 7.1; and

“Term Project” and “Term Projects” means [Redacted – Commercially sensitive information].

1.2	Certain Rules of Interpretation

In this Agreement:

(a)	Consent — Whenever a provision of this Agreement requires an approval or consent and the approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively be deemed to have withheld its approval or consent.

(b)	Currency — Unless otherwise specified, all references to money amounts are to the lawful currency of Canada.

(c)	Headings — Headings of Articles and Sections are inserted for convenience of reference only and do not affect the construction or interpretation of this Agreement.

(d)	Including — Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

(e)	No Strict Construction — The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(f)	Number and Gender — Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(g)	Severability — If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, the provision shall, as to that jurisdiction, be ineffective only to the extent of the restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement, without affecting the validity or enforceability of such provision in any other jurisdiction, and without affecting its application to other Parties or circumstances (except, and to the extent that, rendering such provision ineffective would deprive a Party of the economic benefits of this Agreement).

(h)	Time — Time is of the essence in the performance of the Parties’ respective obligations.

(i)	Time Periods — Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done, shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next business day following if the last day of the period is not a business day.

Article 2
SCOPE OF COLLABORATION

2.1	Objectives and Scope

During the Term, the Parties shall use commercially reasonable efforts to consult, support and collaborate with each other to develop and expand technology and market opportunities for projects that involve producing hydrogen by water electrolysis (the “Solution”), as outlined in this Agreement with (a) Hygs leading the core technology aspects of the Solution, with support from H2C, (b) H2C leading some technologies aspects (namely, balance of plant for large size electrolyzer) and market development aspects of the Solution, with support from Hygs, and (c) each Party, in any event, pursuing the foregoing objectives, all as more particularly set out in this Agreement (collectively, the “Development Activities”). The Parties shall use commercially reasonable efforts to jointly develop an approach and plan of execution for the Development Activities based on a clear allocation of responsibilities between the Parties.

2.2	Obligations Non-Exclusive

Unless otherwise expressly provided in this Agreement, (a) each Party’s obligations to the other Party under this Agreement, including in connection with the Solution and the Development Activities, are non-exclusive, and (b) nothing in this Agreement shall restrict either Party from pursuing, solely or in conjunction with any third parties, market opportunities or conducting other activities (including commercializing its Intellectual Property or otherwise marketing and selling products and services), in connection with the Solution or otherwise, including bidding on or otherwise participating in, solely or in conjunction with any third parties, specific projects that may contemplate the use of or otherwise incorporate the Solution. Nothing in the foregoing provisions shall be interpreted as an express or implied right in and to the other Party’s Intellectual Property, except as expressly provided in this Agreement.

Article 3
DEVELOPMENT ACTIVITIES

3.1	Development Activities - Technology

(a)	During the Term, the Parties shall use commercially reasonable efforts to jointly develop technology in respect of the Solution, as further specified in Section 3.1(b); and

(b)	The Parties acknowledge their shared view that PEM water electrolysis has the potential to establish a competitive advantage over alternative electrolysis processes and to attain a widespread market deployment. Accordingly, the Parties shall use commercially reasonable efforts to work together to develop and finalize, within ninety (90) days of the Effective Date, a technology work plan in respect of Hygs’ electrolyzer technology for the purpose of fulfilling such potential, with such product design objectives, technical and cost targets, allocations of responsibility and other terms and conditions as the Parties shall mutually agree (the “Technology Work Plan”).

3.2	Development Activities – Business Development

During the Term, the Parties shall use commercially reasonable efforts to:

(a)	explore joint business approaches and other innovative business models to expand the reach and markets for the Solution, including joint investment in special purpose vehicles investing and/or operating electrolysis plants; and

(b)	otherwise strengthen the visibility of the Solution;

with each Party using commercially reasonable efforts to pursue the foregoing on its own initiative.

3.3	Changes to Development Activities

Any changes or additions to the Developmental Activities shall first be reviewed and considered by the Coordinating Committee for recommendation to the Parties. If such changes or additions are recommended to and accepted by the Parties, the Parties may amend Sections 3.1 and 3.2 of this Agreement accordingly.

3.4	Most Favoured Customer and Preferred Supplier Treatment – Hygs

(a)	During the Term, H2C and its Affiliates shall treat Hygs as their preferred supplier of Stack and Balance of Stack equipment and technology (“Stack/BoS Equipment”) for use in Term Projects built, owned and/or operated by H2C or its Affiliates, in accordance with Sections 3.4(b) and (c) below, so long as (i) Hygs is able to supply Stack/BoS Equipment that meet the specifications of the relevant requests for quotation, including technology, scope of supply, availability, efficiencies, reliability, compliance with local regulations, maintenance costs and maintenance service levels, all specified within appropriate ranges (the “Electrolyzer Specifications”), specified by H2C or its Affiliate, as applicable, for the applicable Term Project, and (ii) Hygs provides H2C and its Affiliates with the most favourable pricing offered by Hygs for Stack/BoS Equipment when compared to similar purchase orders by other similarly situated arms-length third Persons, and (iii) for certainty, any sale of any such Stack/BoS Equipment from Hygs to H2C shall include a royalty-free license of Hygs’ Intellectual Property incorporated in or otherwise associated with such Stack/BoS Equipment to enable the use, sale or disposition of such Stack/BoS Equipment in such Term Projects.

(b)	Prior to establishing the Electrolyzer Specifications for a Term Project, H2C or its Affiliate, as applicable, shall use their commercially reasonable efforts to consult with Hygs in recognition of Hygs’ status as the preferred supplier of Stack/BoS Equipment to H2C and its Affiliates and shall also consider specifications that are reasonable and generally applicable to Stack/BoS Equipment. Notwithstanding the foregoing, H2C and its Affiliates shall have sole and final decision-making authority with respect to the Electrolyzer Specifications for any Term Project.

(c)	H2C and its Affiliates shall not purchase any Stack/BoS Equipment for a Term Project from a supplier other than Hygs, except where (i) such Stack/BoS Equipment meets the Electrolyzer Specifications (and the Hygs Stack/BoS Equipment did not meet such Electrolyzer Specifications), or (ii) the pricing for such Stack/BoS Equipment is more favourable to H2C or its Affiliate, as the case may be, than the pricing offered by Hygs, as determined in accordance with the TCO Methodology (having regard to any government subsidies applicable to such Stack/BoS Equipment), or (iii) the supplier of such Stack/BoS Equipment committed to meeting specified delivery deadlines (and Hygs did not commit to meeting such deadlines for its Stack/BoS Equipment), or (iv) the end customer expressly specified a technology and/or supplier(s) other than a Hygs Stack/BoS Equipment or the end customer refuses to purchase or use Hygs Stack/BoS Equipment.

3.5	Most Favoured Customer and Preferred Supplier Treatment – H2C

(a)	During the Term, Hygs and its Affiliates shall treat H2C as their preferred supplier of Balance of Plant equipment and technology (“BoP Equipment”) for use in Term Projects built, owned and/or operated by Hygs or its Affiliates or sold to third parties (for certainty, only where Hygs or its Affiliate elects to outsource the BoP Equipment to a third party supplier), in accordance with Sections 3.5(b) and 3.5(c), so long as (i) H2C is able to supply BoP Equipment that meets the specifications of the relevant requests for quotation, including technology, scope of supply, availability, efficiencies, reliability, compliance with local regulations, maintenance costs and maintenance service levels, all specified within appropriate ranges (the “BoP Specifications”), specified by Hygs or its Affiliate, as applicable, for the applicable Term Project, and (ii) H2C provides Hygs and its Affiliates with the most favourable BoP Equipment pricing offered by H2C when compared to similar purchase orders by other similarly situated arms-length third Persons, and (iii) for certainty, any sale of any such BoP Equipment from H2C to Hygs shall include a royalty-free license of H2C’s Intellectual Property incorporated in or otherwise associated with such BoP Equipment to enable the use, sale or disposition of such BoP Equipment in such Term Projects.

(b)	Prior to establishing the BoP Specifications for a Term Project, Hygs or its Affiliate, as applicable, shall use their commercially reasonable efforts to consult with H2C in recognition of H2C’s status as the preferred supplier of BoP Equipment to Hygs and its Affiliates and shall also consider specifications that are reasonable and generally applicable to BoP Equipment. Notwithstanding the foregoing, Hygs and its Affiliates shall have sole and final decision-making authority with respect to the BoP Specifications for any Term Project.

(c)	Hygs and its Affiliates shall not purchase any BoP Equipment for a Term Project from a supplier other than H2C, except where (i) such BoP Equipment meets the Specifications (and the H2C BoP Equipment did not meet such Specifications), or (ii) the pricing for such BoP Equipment is more favourable to Hygs or its Affiliate, as the case may be, than the pricing offered by H2C, as determined in accordance with the TCO Methodology (having regard to any government subsidies applicable to such BoP Equipment), or (iii) the supplier of such BoP Equipment committed to meeting specified delivery deadlines (and H2C did not commit to meeting such deadlines for its BoP Equipment), or (iv) the end customer expressly specified a technology and/or supplier(s) other than H2C BoP Equipment or the end customer refuses to purchase or use H2C BoP Equipment, or (v) for certainty, H2C or its Affiliates elects not to supply the H2C BoP Equipment for such Term Project. For certainty, the foregoing provisions of this Section 3.5 shall not apply where Hygs or its Affiliates elects not to outsource the BoP Equipment for a Term Project to a third party supplier.

Article 4
COORDINATING COMMITTEE

4.1	Establishment

Within ninety (90) days after the Effective Date, the Parties shall establish the Coordinating Committee.

4.2	Composition

The Coordinating Committee shall be comprised of four (4) members (the “Members”): two (2) appointed by Hygs and two (2) appointed by H2C, of which one Member appointed by each Party shall lead the commercial aspects, and the other Member appointed by each Party shall lead the technology aspects, of the Development Activities.

4.3	Responsibilities

The Coordinating Committee, once constituted, shall be responsible for providing overall advice, and consultation with respect to the conduct of the Development Activities and development of the Solution pursuant to the terms and conditions of this Agreement, including without limitation:

(a)	coordinating all the Development Activities;

(b)	advising and consulting with management of the Parties with respect to the progress of the Development Activities;

(c)	reviewing and discussing any changes in Development Activities and, if appropriate, recommending such changes to management of the Parties for their approval; and

(d)	coordinating with the representatives of each Party appointed pursuant to Section 5.3(a) in connection with the external public communication relating to the Solution or the Development Activities.

In addition, as a first priority, Coordinating Committee shall develop and propose to the Parties for mutual approval a total cost of ownership (TCO) methodology (as so approved by the Parties in writing, the “TCO Methodology”) that shall apply to the most favoured customer and preferred supplier arrangements contemplated in Sections 3.4 and 3.5.

4.4	Coordinators

All Parties shall designate one of its Coordinating Committee appointees to act as its representative and Coordinator. Each Party authorizes its Coordinator to act on behalf of such Party in making all decisions in the performance of its obligations under this Agreement and to act as a single point of contact for the other Party on all matters related to this Agreement. Either Party may change its Coordinator upon five (5) business days’ written notice to the other Party, provided that such new Coordinator shall also replace the old Coordinator as one of the relevant Party’s two representatives on the Coordinating Committee.

4.5	Meetings

(a)	The Coordinating Committee shall have regular meetings as agreed to by the Coordinators. The Coordinators shall co-chair any Coordinating Committee meeting.

(b)	The place of the meetings of the Coordinating Committee shall be in a convenient place decided by the Coordinators. Members may participate in a meeting of the Coordinating Committee by conference video or telephone or similar communications equipment by means of which all individuals participating in the meeting can hear each other. Such participation shall constitute presence in person at the meeting. Both Coordinators must be in attendance to constitute a quorum for any meeting of the Coordinating Committee.

(c)	The Coordinating Committee shall keep written minutes of all of its meetings. Copies of the minutes shall be provided to each Member.

Article 5
CONFIDENTIALITY

5.1	Confidentiality Obligations

Hygs and H2C each agree to maintain the other Party’s Confidential Information in confidence and not disclose the other Party’s Confidential Information to any of its employees, representatives or agents (including its third-party contractors) whose work does not require such disclosure or to any third party, without the prior written approval of the other Party, except with respect to disclosures which are inherent in the Development Activities. The Parties each agree not to use any of the other Party’s Confidential Information except to perform the Development Activities and except as expressly authorized in a written consent from the other Party. The obligations of this Section 5.1 shall remain in force for five (5) years following termination or expiry of this Agreement. Notwithstanding the foregoing and for certainty, each Party may disclose the other Party’s Confidential Information to the employees of its Affiliates who have a need to know such information; provided that the disclosing Party shall be responsible for its Affiliates’ compliance with the terms of this Agreement.

5.2	Exceptions

Confidential Information (including as such is defined or provided under the Confidentiality Agreement) shall not include, and the provisions of Section 5.1 shall not apply in respect of, any information that: (a) was previously known by the receiving Party other than by reason of disclosure by the disclosing Party; (b) is publicly disclosed except by breach of this Agreement either prior to or subsequent to the receiving Party’s receipt of such information; (c) is rightfully received by the receiving Party from a third party without an express obligation of confidence to the disclosing Party; and (d) is independently developed by the receiving Party without use or reliance upon Confidential Information provided by the disclosing Party. Furthermore, the provisions of Section 5.1 shall not apply in respect of information that is disclosed pursuant to any Applicable Laws, or any judicial or Governmental Entity’s request, requirement or order, provided that the receiving Party takes reasonable steps to provide the disclosing Party with sufficient prior notice in order to allow the disclosing Party to contest such request, requirement or order.

The right and entitlement of either Party to grant any license or sublicense pursuant to this Agreement shall not be prohibited or restricted by reason of this Article 5 in itself, provided that the terms of such licenses or sublicenses are subject to a confidentiality agreement that contains provisions no less onerous than those contained herein, to which the disclosing Party of such Confidential Information shall be a third party beneficiary.

5.3	Public Disclosure

(a)	Each Party shall consult with the other Party before making, and shall agree upon the content of, any news release or other public disclosure in connection with this Agreement, provided that this Section 5.3 shall not apply to any release or other public disclosure where such disclosure is required by Applicable Laws, including the rules of a stock exchange to which a Party may be subject, or any Governmental Entity, in which case, the Party that is required to make such disclosure shall use its commercially reasonable efforts to (i) provide the other Party with details of the nature and substance of such disclosure as soon as possible prior to the public release thereof, and (ii) ensure that the information so disclosed, insofar as it relates to the other Party and this Agreement, is only that which is necessary in order to comply with such laws or rules.

(b)	The Parties acknowledge that this Agreement may be required to be filed with and made publicly available under Applicable Laws and any Party subject to such requirements shall be permitted to do so; provided that the Party that is required to make such disclosure shall use its commercially reasonable efforts to (i) provide the other Party with details of the nature and substance of such disclosure as soon as possible prior to the public release thereof, and (ii) ensure that the information so disclosed, insofar as it relates to the other Party and this Agreement, is only that which is necessary in order to comply with such laws or rules.

Article 6
INTELLECTUAL PROPERTY

6.1	Background and Sideground Intellectual Property

(a)	All Intellectual Property that is owned, held, conceived, discovered, invented or first reduced to practice by Hygs and/or its Affiliates or its agents and representatives (including its third-party contractors) (i) before the Effective Date; or (ii) after the Effective Date, other than pursuant to, in the course of the conduct of, or resulting from the performance of, the Technology Work Plan; (collectively, the “Hygs Background and Sideground Intellectual Property”) shall, as between the Parties, be owned solely and exclusively by Hygs and its Affiliates, and nothing herein confers any rights in Hygs Background and Sideground Intellectual Property to H2C.

(b)	All Intellectual Property that is owned, held, conceived, discovered, invented or first reduced to practice by H2C and/or its Affiliates or its agents and representatives (including its third-party contractors) (i) before the Effective Date; (ii) after the Effective Date, other than pursuant to, in the course of the conduct of, or resulting from the performance of, the Technology Work Plan; (collectively, the “H2C Background and Sideground Intellectual Property”) shall, as between the Parties, be owned solely and exclusively by H2C and its Affiliates, and nothing herein confers any rights in the H2C Intellectual Property to Hygs.

(c)	Each Party and its respective Affiliates and representatives shall have the right to use the other Party’s Sideground and Background Intellectual Property solely for the purpose of executing its agreed tasks set out in the Technology Work Plan, to the extent such Background and Sideground Intellectual Property is made available by such other Party for such purpose.

6.2	Developed Intellectual Property

(a)	Except as otherwise expressly agreed on a case-by-case basis by an agreement in writing executed by the Parties (in circumstances where the Parties will each be making material contributions to joint development activities) (any such agreement, a “Joint Development Agreement”), all Intellectual Property conceived, discovered, invented or first reduced to practice by Hygs or H2C (or by their respective Affiliates, agents and representatives, including their respective contractors) pursuant to, in the course of the conduct of, or resulting from the performance of, the Technology Work Plan, regardless of whether either Party acts alone or jointly with the other in making such contributions (the “Developed Intellectual Property”), shall, as between the Parties, be owned solely and exclusively:

(i)	by Hygs, where such Developed Intellectual Property (including, for certainty, any Jointly Developed Intellectual Property) is in respect of the Stack or the Balance of Stack; or

(ii)	by H2C, where such Developed Intellectual Property (including, for certainty, any Jointly Developed Intellectual Property) is in respect of the Balance of Plant;

and nothing herein confers any rights in such Developed Intellectual Property to the other Party, except as set out in Section 6.2(b).

Each Party shall communicate in writing with the other Party in connection with all Jointly Developed Intellectual Property and, in particular, shall provide reasonable notice to the other Party prior taking steps to obtain patent rights in respect of, or making any publications in connection with, its Jointly Developed Intellectual Property. In the event of a disagreement between the Parties regarding the allocation of Intellectual Property rights in connection with any Jointly Developed Intellectual Property, the Coordinating Committee shall, subject to Section 8.2, promptly review and resolve the matter. Each Party agrees to cooperate reasonably with the other Party to execute assignment documents and inventor declarations as necessary for a Party to perfect its rights in accordance with the foregoing provisions.

(b)	Each Party hereby grants to the other Party and its agents and representatives (including, without limitation, its third-party contractors) a worldwide, non-exclusive, fully paid-up, royalty-free, perpetual, irrevocable, non-transferable (except as specified herein) license to the Jointly Developed Intellectual Property allocated to (and owned by) such (first) Party in accordance with the provisions of Section 6.2(a) to permit such other Party to (i) use, access, copy, maintain, modify or otherwise exploit such Jointly Developed Intellectual Property, (ii) perform all activities necessary or incidental to the foregoing, and (iii) grant sublicenses to any third parties (including, without limitation, such other Party’s Affiliates) to exercise any or all of such rights.

(c)	For certainty, subject to Section 6.2(d), each Party and its Affiliates shall have the unrestricted right to make, use and otherwise exploit its Developed Intellectual Property (as allocated to such Party in accordance with the provisions of Section 6.2(a)), and grant licenses to third parties in such Developed Intellectual Property.

(d)	After the Term, where a Party’s use of its Developed Intellectual Property (as allocated to such Party in accordance with the provisions of Section 6.2(a)) would, absent a license to certain of the other Party’s Intellectual Property, result in the infringement by such Party of the other Party’s Intellectual Property, the Parties shall in good faith negotiate with each other to reach an agreement for a license and royalty payment in respect of the use by such Party of the other Party’s Intellectual Property.

6.3	Intellectual Property Limited Warranty and Indemnity

(a)	Each Party represents and warrants that, to the best of its knowledge after due inquiry, it has the rights necessary to perform its obligations under this Agreement and to grant the rights hereunder, including without limitation that it is an owner or licensee (as the case may be) of its respective Background and Sideground Intellectual Property.

(b)	Each Party (the “Indemnifying Party”) agrees to indemnify, defend and hold the other Party and its employees, Affiliates, successors and assigns (collectively, the “Indemnified Parties”) harmless from and against all claims, damages, losses, costs and expenses, including attorneys’ fees, arising from any third party claims asserted against one or more of the Indemnified Parties that any of the Indemnifying Party’s Background and Sideground Intellectual Property used as authorized in this Agreement infringes or violates any Intellectual Property right of such third party, subject to the Indemnified Parties prompt and reasonable cooperation in the defense and settlement of any such claims.

(c)	The Indemnifying Party has the right to control the defense and settlement of any such claims described in Section 6.3(a), and the Indemnified Parties may employ counsel, at its own expense, to assist the Indemnified Parties in a consulting role with respect to any such claims, provided that if such counsel is necessary because the Indemnifying Party does not assume control of the defense of a claim for which the Indemnifying Party is obligated to indemnify the Indemnified Parties hereunder, the Indemnifying Party shall bear such expense. The Indemnifying Party shall not enter into any settlement that has a material adverse affect on the Indemnified Parties’ rights or interests without the Indemnified Parties’ prior written approval, which shall not be unreasonably withheld. The Indemnified Parties shall provide such assistance and cooperation as is reasonably requested by the Indemnifying Party or its counsel in connection with such claims.

(d)	The foregoing provisions of this Section 6.3 constitute the Indemnifying Party’s sole and exclusive obligations regarding claims described in Section 6.3(a).

Article 7
TERM AND TERMINATION

7.1	Term

Subject to earlier termination in accordance with the provisions hereof, the term of this Agreement (the “Term”) shall run from the Effective Date until the fifth (5th) anniversary of the Effective Date.

7.2	Termination

This Agreement may be terminated by notice given prior to the end of the Term:

(a)	at any time by mutual written consent of H2C and Hygs;

(b)	by a Party in the event of a breach of this Agreement by the other Party, where such breach is not materially remedied within thirty (30) days of receipt by such other Party of notice of such breach; or

(c)	by either Party thirty (30) consecutive days after the other Party takes any public action in respect of liquidation or winding-up or makes an assignment for the benefit of creditors, or makes any proposal under the Bankruptcy and Insolvency Act (Canada) or any comparable statute of applicable jurisdiction, or if a custodian or receiver or receiver and manager is appointed for the other Party or a substantial portion of the other Party’s properties and assets.

If this Agreement is terminated pursuant to this Section 7.2, all further obligations of the Parties hereunder shall terminate except that the obligations of Article 5 shall survive.

Article 8
GENERAL

8.1	Liability Limitation

The Parties agree that, except in respect of each Party’s obligations pursuant to Article 5 (Confidentiality) and Article 6 (Intellectual Property):

(a)	Each Party shall be liable to the other Party for the indemnification of any direct damages caused to such other Party as a result of, or in relation to, the performance of this Agreement by such (first) Party, up to a maximum aggregate amount of C$500,000 for all such damages in connection with this Agreement.

(b)	Each Party shall not be liable to the other Party for any amounts in connection with this Agreement in excess of such aggregate maximum amount for direct damages specified in Section 8.1(a), and in addition (and in any event) shall not be liable to the other Party for any other type of damages in connection with this Agreement, including without limitation indirect and consequential damages (e.g. loss of profit, loss of goodwill, loss of reputation), and each Party waives any rights of recourse against the other Party, its employees, officers, agent and insurers in connection with the foregoing.

(c)	Each of the Parties shall obtain from its respective insurers a waiver of their right of recourse against the other Party, its employees, officers, agents and insurers for any claims beyond the limitations provided in Sections 8.1(a) and (b).

8.2	Audit Right

Each Party and/or its duly authorised representatives shall be entitled, at its expense and on reasonable notice to the other Party, to audit and inspect (and take copies or extracts from) relevant records or accounts of the other Party, and to be provided with such further information as such Party may reasonably request, in order to determine such other Party’s compliance with its respective obligations under Sections 3.4 and 3.5.

8.3	Dispute Resolution

If, during the Term of this Agreement, a dispute arises between the Parties, the Coordinating Committee shall promptly confer and exert its best efforts in good faith to reach a reasonable and equitable resolution of the issue. If the Coordinating Committee is unable to resolve the issue within twenty (20) business days, the matter shall be referred within two (2) business days of the lapse of such twenty (20) business day period to each Party’s chief technology officer for resolution. If such officers are unable to resolve the issue within ten (10) business days, the matter shall be referred within two (2) business days of the lapse of such ten (10) business day period to each Party’s chief executive officer for resolution. Neither Party shall seek judicial resolution of such dispute until such officers have had at least ten (10) business days to resolve the dispute.

8.4	Non-Solicitation

During the Term of this Agreement and for a period of twelve (12) months thereafter, each Party shall not and shall cause its Affiliates not to, directly or indirectly, solicit or endeavor to entice away, offer to employ or engage, or aid or assist any other Person to solicit, whether on a full-time, part-time, consulting or any other basis, any of the employees or consultants of the other Party or of the other Party’s Affiliates, provided that the foregoing provisions shall not preclude or otherwise prohibit general solicitations which are not specifically targeted at the other Party’s (or its Affiliates’) employees or contractors.

8.5	Notices

All notices, requests, demands and other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the Party for whom it is intended or delivered, or if sent by facsimile transmission, upon confirmation that such transmission has been properly effected, to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person. The date of receipt of any such notice or other communication if delivered personally shall be deemed to be the date of delivery thereof, or if sent by facsimile transmission the date of such transmission if sent during business hours on a business day, failing which it shall be deemed to have been received on the next business day.

If to H2C:

The Hydrogen Company

6 rue Cognacq-Jay

75007 Paris, France

Attention:       Pierre Etienne Franc, Directeur General

Email:              [Redacted – Personal information]

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

1155 René-Lévesque Blvd. W., 41st Floor

Montreal, Québec H3B 2V2

Attention:       Claire Zikovsky and Vanessa Coiteux

Email:               czikovsky@stikeman.com / vcoiteux@stikeman.com

If to Hygs:

Hydrogenics Corporation

220 Admiral Boulevard

Mississauga, Ontario L5T 2N6

Attention:      Daryl Wilson, President and Chief Executive Officer

Facsimile:       (905) 361-3626

Email:              dwilson@hydrogenics.com

with a copy (which shall not constitute notice) to:

Dentons Canada LLP

77 King Street West

Suite 400, TD Centre

Toronto, Ontario M5K 0A1

Attention:      Jay Duffield

Facsimile:       (416) 863-4592

Email:              jay.duffield@dentons.com

Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 8.5.

8.6	Expenses

Except as otherwise provided herein (or the Technology Work Plan), each Party shall bear and pay all fees, costs and expenses incurred by it in connection with all activities including, but not limited, to those in connection with the Development Activities, and the transactions contemplated by this Agreement.

8.7	Assignment

No Party may assign this Agreement or any rights or obligations under this Agreement without the prior written consent of the other Party except (i) as otherwise expressly provided in this Agreement, and (ii) for an assignment by either Party to an Affiliate of such Party or to purchaser of all or substantially all of the assets of such Party or the assets of such Party comprising a separate business.

8.8	Enurement

This Agreement enures to the benefit of and is binding upon the Parties and their respective successors and permitted assigns.

8.9	Amendment

No amendment, supplement, modification or waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any Party, is binding unless executed in writing by the Party to be bound thereby.

8.10	Governing law

This Agreement shall be governed by and construed in accordance with the laws of Switzerland, without reference to conflict of laws rules. Subject to Section 8.2, any and all disputes arising under this Agreement, whether as to interpretation, performance or otherwise, shall be subject to the exclusive jurisdiction of the courts of Zurich (Switzerland) and each of the parties hereto hereby irrevocably and unconditionally attorns to the jurisdiction of such courts.

8.11	Further Assurances

The Parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

8.12	Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter herein and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, pre-contractual or otherwise. There are no covenants, promises, warranties, representations, conditions, understandings or other agreements, whether oral or written, pre-contractual or otherwise, express, implied or collateral between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement. For certainty, in the event of any inconsistency between this Agreement and the Confidentiality Agreement, the provisions of this Agreement shall govern.

8.13	Execution and Delivery

This Agreement may be executed by the Parties in counterparts and may be delivered by facsimile (or other electronic means) and all such counterparts together constitute one and the same agreement.

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IN WITNESS OF WHICH the Parties have duly executed this Agreement.

THE HYDROGEN COMPANY

By:	(signed) Daryl Wilson
	Name:	Daryl Wilson
	Title:	President & Chief Executive Officer

HYDROGENICS CORPORATION

By:	(signed) Pierre Etienne Franc
	Name:	Pierre Etienne Franc
	Title:	Directeur général